UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated December 28, 2015

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒         Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐         No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐         No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐         No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

(publicly held corporation)

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS’ MEETING

HELD ON DECEMBER 24, 2015

Date, time and place: Held on December 24, 2015, at 02:00 PM, by teleconference, centralized at Rua Fidêncio Ramos, no. 302, 4th floor, Tower B, Building Vila Olímpia Corporate, Vila Olímpia, in the City of São Paulo, State of São Paulo.

Call notice: The members of the Board of Directors’ were dully called pursuant to item 6.1 of its Rules of Procedures.

Attendance: Were present the totality of the members of the Board of Directors’: Messrs. José Luciano Duarte Penido (Chairman of the Board); Alexandre Gonçalves Silva; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; João Henrique Batista de Souza Schmidt; Julio Cesar Maciel Ramundo; Marcos Barbosa Pinto; and Raul Calfat.

Meeting Board:                               Mr. José Luciano Duarte Penido — Chairman.

Mr. Everson Zaczuk Bassinello — Secretary.

Agenda: In accordance with the terms of Article 17, XV and XIX of the Company’s Bylaws: (i) to approve the execution, by the Company, of a Private Instrument of Irrevocable and Irreversible Real Estate Purchase and Sale Commitment regarding the acquisition of rural real estates owned by Votorantim Industrial S.A. (“VID”); and (ii) approve the execution, by the Company, of a Private Instrument of Irrevocable and Irreversible Real Estate Purchase and Sale Commitment regarding the sale of rural real estates owned by Company to VID.

Resolutions: The Messrs. José Luciano Duarte Penido, Carlos Augusto Lira Aguiar, João Carvalho de Miranda, João Henrique Batista de Souza and Raul Calfat declared themselves prevented to decide on the agenda, considering that they were appointed to the Board of Directors by VID. After discussion and analysis of the matters of the agenda, the members of the Board of Directors decided, by unanimity of the votes and with absence of voting of those legally impeded, to the following:

(i)                                             To approve the execution, by the Company, as buyer, of a Private Instrument of Irrevocable and Irreversible Real Estate Purchase and Sale Commitment, regarding the acquisition of rural real estates owned by VID, in accordance with the appraisal reports on the Schedules I and II, part of the “Bloco Boa Esperança” (records nos. 192, 1,186 and 1,187 registered at the Real Estate Registry Office from Capão Bonito/SP; records nos. 20,010, 26,123, 26,124, registered at the Real Estate Registry Office from Itapeva/SP), “Bloco Santa Fé” (records nos. 12,023, 12,024, 12,025, 12,026, 12,027, 12,028 e 14,291, registered at the Real Estate Registry Office from Capão Bonito/SP), “Bloco Santana” (records nos. 14,072, 14,073, 14,074, 14,075, 14,076, 14,077, 14,078 e 14,079; and, also, the record no. 13.831, registered at the Real Estate Registry Office from Capão Bonito/SP), “Bloco Apiai Mirim I” (records no. 12,029, 12,030, 12,031, 12,032 e 12,033, registered at the Real Estate Registry Office from Capão Bonito/SP), “Bloco Apiai Mirim II” (records no. 20,632 e 27,024, registered at the Real Estate Registry Office from Itapeva/SP) and “Sítio Itanguá” (records no. 12,034, 12,035 and 12,036, registered at the Real Estate Registry Office from Capão Bonito/SP), for the total amount of R$ 451,700,000.00, negotiated considering the average among the amounts indicated in the appraisal reports, mentioned above, on items 1 to 27 in the Schedule I and real estates referred as Apiai Mirim, Boa Esperança, Santa Fé and Santana in the Schedule II.

(ii)                                          To approve the execution, by the Company, as buyer, of a Private Instrument of Irrevocable and Irreversible Real Estate Purchase and Sale Commitment, regarding the sale to VID of rural real estates owned by the Company, described in the appraisal reports on the Schedules I and II, part of the “Bloco São Francisco” (records no. 8,899, 8,926, 8,947, 9,331, 9,367, 9,645, 9,922, 9,923, 10,221, 10,222, 11,913, 12,773, 12,896 and 17.279, registered at the Real Estate Registry Office from Votorantim/SP and record no. 15,770, registered at the Real Estate Registry Office from Sorocaba/SP), “Bloco Santa Maria” (record no. 29,056, registered at the Real Estate Registry Office from Votorantim/SP) and “Bloco Maria Paula” (records no. 717, 7,783, 9,073, 9,510, 11,187, 11,188, 11,193, 11,760, 11,761, 11,762, 4,536 and 1,914, registered at the Real Estate Registry Office from Sorocaba), for the total amount of R$ 171,700,000.00, negotiated considering the average among the amounts indicated in the appraisal reports, mentioned above, on items 28 to 31 in the Schedule I and real estates referred as Santa Maria, Santa Rita and São Francisco in the Schedule II.

Closing: There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by those who attended the meeting. Meeting Board: José Luciano Duarte Penido — Chairman; and Everson Zaczuk Bassinello — Secretary.  Attending members of the Board of Directors: José Luciano Duarte Penido; Alexandre Gonçalves Silva; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; João Henrique Batista de Souza Schmidt; Julio Cesar Maciel Ramundo; Marcos Barbosa Pinto; and Raul Calfat.

São Paulo, December 24, 2015

We certify that the present minutes are true copy of original, filed at the Company’s headquarters.

Meeting Board:

José Luciano Duarte Penido	Everson Zaczuk Bassinello
Chairman	Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 28, 2015

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO